SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                          TAL International Group, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                    874083108
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                                 (CUSIP Number)


                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                       4400 Biscayne Boulevard, 9th Floor
                                 (305) 358-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 24, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    874083108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [x]
                                                            (b) [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,436,697

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,436,697

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,436,697

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%

14.  TYPE OF REPORTING PERSON*

     OO, IA

CUSIP No.    874083108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [x]
                                                            (b) [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     812,332

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     812,332

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     812,332

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.4%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.    874083108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Ventures II, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [x]
                                                            (b) [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     812,132

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     812,132

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     812,132

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.4%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No.    874083108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Holdings, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [x]
                                                            (b) [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     812,233

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     812,233

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     812,233

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.4%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.   874083108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [x]
                                                            (b) [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,436,697

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,436,697

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,436,697

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%

14.  TYPE OF REPORTING PERSON*

     IN, HC

CUSIP No.   874083108
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         The name of the issuer is TAL International Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 100 Manhattanville Road, Purchase, NY 10577. This Schedule 13D Amendment relates to the Issuer's Common Stock, $.001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

         (a-c, f) This Schedule 13D Amendment is being filed jointly by (i) Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), (ii) Fairholme Partners, L.P., a Delaware limited partnership,
(iii) Fairholme Ventures II, LLC, a Delaware limited liability company, (iv) Fairholme Holdings, Ltd., a Bermuda exempted company (collectively, the "Fairholme Funds") and (v) Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and Fairholme Funds, the "Reporting Persons").

         The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th floor, Miami, FL 33137.

         Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to the Fairholme Funds.

         (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         The funds for the purchase of the Shares came from the working capital of the Fairholme Funds over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

         No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes. This Schedule 13D Amendment is being filed to reflect the fact that Mr. Berkowitz no longer serves on the board of directors of the Issuer.

The Issuer, the Fairholme Funds, JZ Equity Partners plc, The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P., Seacon Holdings Limited and certain management stockholders entered into an Amended and Restated Shareholders Agreement (the "Shareholders Agreement") on October 11, 2005 setting forth certain rights and restrictions relating to the ownership of the Shares. Additional information is included in the response to
Item 6 of this Schedule 13D Amendment, which Item is incorporated herein by reference.

Except as set forth above, Fairholme has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.
--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, each of Fairholme and Bruce R. Berkowitz may be deemed to be the beneficial owner of 2,436,697 Shares or 7.3% of the Shares of the Issuer, based upon the 33,482,316 Shares outstanding as of December 31, 2008, according to the Issuer's 8-K as filed on February 26, 2009 with the Securities and Exchange Commission.

         Each of Fairholme and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,436,697 Shares to which this filing relates.

         Each of Fairholme and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,436,697 Shares to which this filing relates.

         Fairholme Partners, L.P., Fairholme Ventures II, LLC and Fairholme Holdings, Ltd. directly own 812,332 Shares, 812,132 Shares and 812,233 Shares, respectively, which in the aggregate represent approximately 7.3% of the aggregate number of Shares issued and outstanding as of December 31, 2008.

          JZ Equity Partners plc, The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P., Seacon Holdings Limited (each an "Other Group Member") and the Reporting Persons may together be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act pursuant to the Shareholders Agreement.

         There have been no transactions in the Shares by the Reporting Persons during the 60 days prior to February 27, 2009.

         The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Issuer, the Fairholme Funds, JZ Equity Partners plc, The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P., Seacon Holdings Limited and certain management stockholders have entered into a Shareholders Agreement setting forth certain rights and restrictions relating to the ownership of the Shares. The Shareholders Agreement provides that, following the consummation of the public offering, certain parties thereto will vote their respective Shares such that the Company's board of directors will be comprised of:

         Ten directors consisting of:

          o    seven individuals designated by The Resolute Fund, L.P.;

          o for so long as Seacon Holdings Limited and its permitted transferees own at least 5% of Common Stock, one individual designated by Seacon Holdings Limited; and

          o two independent directors designated by the Company's corporate governance and nominating committee; and

          Within one year following the consummation of the Public Offering, eleven directors consisting of:

          o    seven individuals designated by The Resolute Fund, L.P.;

          o for so long as Seacon Holdings Limited and its permitted transferees own at least 5% of Common Stock, one individual designated by Seacon Holdings Limited; and

          o three independent directors designated by the Company's corporate governance and nominating committee.

         Additionally, the Shareholders Agreement provides that, subject to certain permitted transfers, no party thereto may transfer any Shares (other than any such Shares acquired pursuant to open market transactions or pursuant to equity or option awards that are granted under the Company's incentive plans) in excess of the Shares received by such party in connection with the Preferred Stock exchange referenced in the Shareholders Agreement until the earlier of the fifth anniversary of the consummation of the public offering or such earlier time as the parties thereto shall have collectively transferred at least 90% of the aggregate number of Shares received by all such parties in connection with the Preferred Stock exchange referenced in the Shareholders Agreement.

         The foregoing references to, and descriptions of, the Shareholders Agreement are qualified in their entirety by reference to the Shareholders Agreement, the terms of which are incorporated herein by reference to Exhibit B hereto.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A      An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Exhibit B      Amended and Restated Shareholders Agreement, dated as of October
               11, 2005, by and among TAL International Group, Inc., The
               Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The
               Resolute Fund Netherlands PV I, L.P., The Resolute Fund
               Netherlands PV II, L.P., The Resolute Fund NQP, L.P., JZ Equity
               Partners plc, the Fairholme Funds, Edgewater Private Equity Fund
               III, L.P., Edgewater Private Equity Fund III, L.P., Edgewater
               Private Equity Fund IV, L.P., Seacon Holdings Limited and certain management stockholders (filed with the Securities Exchange
               Commission on Schedule 13D by the Reporting Persons on October
               27, 2005 (incorporated by reference)).
-------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 27, 2009
------------------------------------
(Date)


/s/ Bruce R. Berkowitz
------------------------------------
    Bruce R. Berkowitz



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Partners, L.P.

By: Fairholme Capital Management, L.L.C., its General Partner

By:  /s/ Bruce R. Berkowitz
------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Ventures II, LLC

By: Fairholme Capital Management, L.L.C., its Managing Member

By:  /s/ Bruce R. Berkowitz
------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Holdings, Ltd.

By:  /s/ Bruce R. Berkowitz
------------------------------------
Name: Bruce R. Berkowitz
Title: Director


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                   AGREEMENT

         The undersigned agree that this Schedule 13D Amendment dated February 27, 2009 relating to the Common Stock, par value $.001, of TAL International Group, Inc. shall be filed on behalf of the undersigned.


/s/ Bruce R. Berkowitz
------------------------------------
    Bruce R. Berkowitz



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Partners, L.P.

By: Fairholme Capital Management, L.L.C., its General Partner

By:  /s/ Bruce R. Berkowitz
------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Ventures II, LLC

By: Fairholme Capital Management, L.L.C., its Managing Member

By:  /s/ Bruce R. Berkowitz
------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Holdings, Ltd.

By:  /s/ Bruce R. Berkowitz
------------------------------------
Name: Bruce R. Berkowitz
Title: Director

February 27, 2009

SK 22146 0001 969960